Exhibit 1
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For Immediate Release                                              8 August 2007


                              WPP GROUP PLC ("WPP")

           WPP appoints Timothy Shriver, Chairman of Special Olympics, as non-executive director


WPP announces the appointment of Timothy Shriver, Chairman of Special Olympics, as a non-executive director with immediate effect. Mr Shriver, aged 47, is a distinguished educator, social champion and a successful Hollywood film and television producer.

Since 1996, Mr Shriver has led Special Olympics, a global organisation founded in 1968 by his mother, Eunice Kennedy Shriver, which provides sports training and athletic competition for people with intellectual disabilities. The organisation supports 2.5 million athletes and their families in more than 160 countries.

Mr Shriver has also incorporated the power of the entertainment industry to advance the Special Olympics movement. He co-produced DreamWorks Studios' movie, Amistad and Disney Studios' The Loretta Claiborne Story.

He currently serves on the Board of the Education Commission of the United States Compact for Learning and Citizenship, chairs the Board of the Collaborative for Academic, Social and Emotional Learning and is a member of the Council on Foreign Relations and a regular participant in the World Economic Forum.

Mr Shriver earned his undergraduate degree from Yale University, a Master's degree in Religion and Religious Education from Catholic University and a Doctorate in Education from the University of Connecticut.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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